Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on March 16, 2012 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Lightwire, Inc. (“Lightwire”), (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco, Lumos Acquisition Corp., Lightwire, Inc. and the Stockholders’ Agent dated as of February 23, 2012. On the Closing Date, you held one or more outstanding options to purchase shares of common stock granted to you under the Lightwire, Inc. Amended and Restated 2003 Equity Compensation Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Lightwire, Inc. under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Lightwire common stock granted to you under the Plan (the “Lightwire Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) and/or option assumption agreements entered into by and between you and Lightwire (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Lightwire Option(s) that are required by the Acquisition.

The table below summarizes your Lightwire Option(s) immediately before and after the Acquisition:

Grant Details

Employee ID	[Field: Employee ID]
Grant Date	[Field: Grant Date]
Type of Option	[Field: Grant Type]
Grant Number	[Field: Grant Number]
Cisco Number of Option Shares	[Field: Shares Granted]
Cisco Exercise Price Per Share	[Field: Option Price]
Original Number of Option Shares	[Field: Acquisition Shares]
Original Exercise Price Per Share	[Field: Acquisition Exercise Price]
Vesting Commencement Date	[Field: Vest Start Date]
Expiration Date	[Field: Expiration Date]

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.2257851678 as determined in accordance with the terms of the Merger Agreement, and are intended to: (i) assure that the total spread of your assumed Lightwire Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed Lightwire Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Lightwire Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Lightwire Option(s) was determined by dividing the exercise price per share of your Lightwire Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan or the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee or consultant of Lightwire will now refer to your status as an employee or consultant of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Lightwire Option(s) remain the same as set forth in the Option Agreement(s) (in this respect, please note that any discussion of option terms (including vesting acceleration) in any employment offer letter (whether from Cisco, Lightwire or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed Lightwire Option(s)) but with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition. Vesting of your assumed Lightwire Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies and, the only permissible methods to exercise your assumed Lightwire Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Lightwire Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed Lightwire Option(s) may be “early exercised” (i.e., an assumed Lightwire Option(s) may be exercised for shares of Cisco common stock only to the extent vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco or any present or future Cisco subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Lightwire Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Lightwire Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Lightwire Option(s), you must utilize one of Cisco’s preferred brokers, the Charles Schwab Corporation (telephone number is                             ) or Morgan Stanley Smith Barney (telephone number is                             ).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Lightwire Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed Lightwire Option(s) will not be exercisable.

If you have any questions regarding this Agreement or your assumed Lightwire Option(s), please contact                          at                         .

CISCO SYSTEMS, INC.

By: [Field: Mark Chandler Signature]

/s/ Mark Chandler

Corporate Secretary

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed Lightwire Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Lightwire Option(s), the Plan and this Stock Option Assumption Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus